EXHIBIT 99

Mr. Sachs acquired $250,000 principal amount of the Company's 4.00% Convertible Senior subordinated Notes due 2015 (the "Notes").  Mr. Sachs may convert the Notes at his option prior to the close of business on the business day immediately preceding December 1, 2014 only under the following circumstances: (1) during any fiscal quarter commencing after June 30, 2009, if the last reported sale price of the Company's common stock  for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate events. On and after December 1, 2014 until the close of business on the second scheduled trading day immediately preceding the maturity date (June 1, 2015), Mr. Sachs may convert the Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will deliver cash up to the aggregate principal amount of the Notes to be converted, and shares of the Company's common stock in respect of the remainder, if any, of the Company's convertible obligation in excess of the aggregate principal amount of the Notes being converted. Mr. Sachs will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date, except in limited circumstances. Instead, interest will be deemed paid by the delivery to Mr. Sachs of cash and shares of the Company's common stock, if any, upon conversion. The Company will deliver cash in lieu of any fractional shares of common stock issuable upon conversion.

The initial conversion rate will be 61.5385 shares of the Company's common stock per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.25 per share of the Company's common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that occur prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert the Notes in connection with such a corporate transaction in certain circumstances.